BNY MELLON INVESTMENT ADVISER, INC.
240 Greenwich Street
New York, New York 10286

September 1, 2023

BNY Mellon Investment Funds III

- BNY Mellon Equity Income Fund

240 Greenwich Street
New York, New York 10286

Re: Expense Limitation

To Whom It May Concern:

Effective September 29, 2023, BNY Mellon Investment Adviser, Inc. ("BNYM Investment Adviser"), intending to be legally bound, hereby confirms its agreement in respect of BNY Mellon Equity Income Fund (the "Fund"), a series of BNY Mellon Investment Funds III (the "Trust"), as follows:

Until September 29, 2024, BNY Mellon Investment Adviser, Inc. will waive receipt of its fees and/or assume the direct expenses of the fund so that the direct expenses of none of the Fund's share classes (excluding Rule 12b-1 fees, shareholder services fees, taxes, interest expense, brokerage commissions, commitment fees on borrowings and extraordinary expenses) exceed .78%. On or after September 29, 2024, BNY Mellon Investment Adviser, Inc. may terminate this expense limitation agreement at any time.

This Agreement may only be amended by agreement of the Trust, on behalf of the Fund, upon the approval of the Board of Trustees of the Trust and BNYM Investment Adviser to lower the net amounts shown and may only be terminated prior to September 29, 2024, in the event of termination of the Management Agreement between BNYM Investment Adviser and the Trust on behalf of the Fund.

BNY MELLON INVESTMENT ADVISER, INC.

By: /s/James Bitetto

          James Bitetto

          Secretary

Accepted and Agreed To:

BNY Mellon INVESTMENT FUNDS III,

On behalf of BNY Mellon Equity Income Fund

By: /s/James Windels

        James Windels

        Treasurer